UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

MDJM LTD Announces Share Consolidation

MDJM LTD, a Cayman Islands company (the “Company”), today announced that the Company plans to effect a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 35:1 basis (the “Share Consolidation”), which was approved by the Company’s shareholders on January 22, 2026, and approved by the Company’s board of directors on February 19, 2026. As a result of the Share Consolidation, the Company’s 10,000,000,000 authorized ordinary shares, each with a par value of US$0.025, will be consolidated into 285,714,285 ordinary shares, consisting of (i) 285,702,628 Class A ordinary shares, each with a par value of US$0.875 and (ii) 11,657 Class B ordinary shares, each with a par value of US$0.875, without any action on the part of the shareholders.

Beginning with the opening of trading on March 16, 2026, the Company’s Class A ordinary shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “UOKA,” but under a new CUSIP number of G59290125. No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: March 11, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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